MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 4, 2009

3.	News Release

A news release dated February 4, 2009, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canadian disclosure package) on February 4, 2009 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 4, 2009, TransGlobe announced it has entered into an agreement with a syndicate of underwriters, under which the members of the syndicate have agreed to purchase for resale, on a bought deal basis, 5,798,000 common shares of the Company at Cdn$3.45 per common share to raise gross proceeds of approximately Cdn$20.0 million. Closing of the Offering, which is subject to customary conditions and regulatory approvals, including approval of the Toronto Stock Exchange and the NASDAQ, is expected to occur on or about February 24, 2009. The Underwriters will have the option to purchase up to an additional 869,700 common shares in an over-allotment option, exercisable in whole or in part for up to 30 days from the closing of the offering at the issue price.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 4, 2009

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES CDN$20.0 MILLION BOUGHT-DEAL FINANCING

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 4, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced it has entered into an agreement with a syndicate of underwriters, under which the members of the syndicate have agreed to purchase for resale, on a bought deal basis, 5,798,000 common shares (“Common Shares”) of the Company at Cdn$3.45 per Common Share (the “Offering”) to raise gross proceeds of approximately Cdn$20.0 million. Closing of the Offering, which is subject to customary conditions and regulatory approvals, including approval of the Toronto Stock Exchange and the NASDAQ, is expected to occur on or about February 24, 2009. TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 869,700 Common Shares. This option is exercisable, in whole or in part, by the underwriters, in their sole discretion, at any time up to 30 days after closing. The maximum gross proceeds raised under the Offering will be approximately Cdn$23.0 million, should the over-allotment option be exercised in full.

The proceeds of the Offering will be used for TransGlobe’s oil and gas exploration, production and development activities primarily on its properties at West Gharib, Arab Republic of Egypt, where a recent discovery has resulted in significant production increases, and for general corporate purposes.

The Common Shares will be offered in Canada in the Provinces of British Columbia, Alberta, Ontario and Quebec by way of a short-form prospectus and in the United Kingdom and certain other jurisdictions on a private placement basis.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to statements concerning the anticipated closing date of the offering. The forward-looking statements are based on certain key expectations and assumptions made by TransGlobe, including the anticipated receipt of regulatory approvals and the approval of the TSX and NASDAQ. Although TransGlobe believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because TransGlobe can give no assurance that they will prove to be correct. The closing of the offering could be delayed or the offering may not close at all if the required approvals are not obtained on a timely basis or some other condition to the offering is not satisfied. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

This news release is not for dissemination in the United States or to any United States news services. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com